United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Incorporation by Reference Paragraph
USGAAP Financial Pages (F Pages)
Signature

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Condensed Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004	F-3

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2005 and 2004 and June 30, 2005 and for the nine month periods ended September 30, 2005 and 2004
F-7

Notes to the Condensed Consolidated Financial Information	F-8

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September 30,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets

Cash and cash equivalents	1,235	1,249
Accounts receivable, net
Related parties	202	124
Unrelated parties	1,391	905
Loans and advances to related parties	88	56
Inventories	1,133	849
Deferred income tax	255	203
Recoverable taxes	266	285
Others	436	219

	5,006	3,890

Property, plant and equipment, net	13,375	9,063

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,644	1,159

Other assets
Goodwill on acquisition of subsidiaries	577	486
Loans and advances
Related parties	6	55
Unrelated parties	63	56
Prepaid pension cost	292	170
Deferred income tax	—	70
Judicial deposits	690	531
Unrealized gain on derivative instruments	1	4
Advances to suppliers — energy	263	98
Others	186	133

	2,078	1,603

TOTAL	22,103	15,715

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	September 30,	December 31,
	2005	2004
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	966	689
Payroll and related charges	162	141
Current portion of long-term debt — unrelated parties	688	730
Short-term debt	171	74
Loans from related parties	51	52
Provision for taxes	553	459
Provision for operational expenses	93	64
Others	280	246

	2,964	2,455

Long-term liabilities
Employees post-retirement benefits	257	215
Long-term debt — unrelated parties	3,031	3,214
Loans from related parties	1	18
Provisions for contingencies (Note 10)	1,405	914
Unrealized loss on derivative instruments	173	236
Deferred income tax	101	—
Provisions for environmental liabilities	166	134
Others	356	350

	5,490	5,081

Minority interests	1,444	788

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 415,727,739	2,150	1,176
Common stock — 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	2,121
Treasury stock — 11,803 (2004 — 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(2,105)	(3,774)
Appropriated retained earnings	1,936	4,143
Unappropriated retained earnings	6,008	3,315

	12,205	7,391

TOTAL	22,103	15,715

See notes to condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Nine month periods
	periods ended			ended September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	2,887	3,077	1,725	7,712	4,499
Revenues from logistic services	359	316	232	907	643
Aluminum products	358	327	327	1,031	896
Other products and services	6	1	3	9	13

	3,610	3,721	2,287	9,659	6,051
Value-added tax	(165)	(185)	(114)	(465)	(302)

Net operating revenues	3,445	3,536	2,173	9,194	5,749

Operating costs and expenses
Cost of ores and metals sold	(1,202)	(1,134)	(751)	(3,248)	(2,041)
Cost of logistic services	(188)	(169)	(126)	(500)	(358)
Cost of aluminum products	(249)	(203)	(174)	(643)	(464)
Others	(6)	(2)	(2)	(9)	(10)

	(1,645)	(1,508)	(1,053)	(4,400)	(2,873)
Selling, general and administrative expenses	(160)	(135)	(112)	(408)	(319)
Research and development	(104)	(54)	(36)	(192)	(86)
Employee profit sharing plan	(24)	(24)	(17)	(65)	(47)
Others	(107)	(44)	(69)	(158)	(123)

	(2,040)	(1,765)	(1,287)	(5,223)	(3,448)

Operating income	1,405	1,771	886	3,971	2,301

Non-operating income (expenses)
Financial income	36	27	10	92	41
Financial expenses	(216)	(51)	(165)	(359)	(413)
Foreign exchange and monetary gains (losses), net	163	304	77	465	(210)
Gain on sale of investments	126	—	314	126	314

	109	280	236	324	(268)

Income before income taxes, equity results and minority interests	1,514	2,051	1,122	4,295	2,033

Income taxes
Current	(172)	(330)	(285)	(662)	(423)
Deferred	(102)	(107)	61	(162)	70

	(274)	(437)	(224)	(824)	(353)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	194	220	127	547	363
Minority interests	(117)	(204)	(82)	(373)	(191)

Net income	1,317	1,630	943	3,645	1,852

Income available to preferred stockholders	476	588	341	1,316	669
Income available to common stockholders	841	1,042	602	2,329	1,183

Basic and diluted earnings per Preferred Class A Share	1.15	1.41	0.82	3.17	1.61
Basic and diluted earnings per Common Share	1.15	1.41	0.82	3.17	1.61

Weighted average number of shares outstanding (thousands of shares)
Preferred Class A shares	415,716	415,716	415,714	415,716	415,713
Common shares	735,804	735,804	735,804	735,804	735,804
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine month periods
	Three-month periods ended			ended September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Cash flows from operating activities:
Net income	1,317	1,630	943	3,645	1,852
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	171	136	102	436	280
Dividends received	158	126	19	353	140
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(194)	(220)	(127)	(547)	(363)
Deferred income taxes	102	107	(61)	162	(70)
Gain on sale of investments	(126)	—	(314)	(126)	(314)
Impairment of property, plant and equipment	18	12	—	34	—
Pension plan		—	3	—	9
Foreign exchange and monetary losses (gains)	(201)	(298)	(118)	(472)	218
Net unrealized derivative losses (gains)	65	(85)	36	(25)	68
Minority interests	117	204	82	373	191
Interest payable, net	12	38	42	48	55
Others	(5)	(71)	64	(96)	67
Decrease (increase) in assets:
Accounts receivable	281	(472)	—	(283)	(155)
Inventories	(44)	(50)	(39)	(114)	(121)
Others	(441)	(187)	(44)	(702)	(2)
Increase (decrease) in liabilities:
Suppliers	(21)	142	26	166	(58)
Payroll and related charges	22	13	27	—	6
Taxes payable	396	325	370	642	370
Others	161	76	96	151	231

Cash provided by operating activities	1,788	1,426	1,107	3,645	2,404

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(1)	(27)	(6)	(28)	(12)
Repayments	28	22	—	53	46
Others	(1)	—	(3)	—	16
Guarantees and deposits	(32)	(3)	(48)	(52)	(90)
Additions to investments	—	(90)	(4)	(91)	(19)
Additions to property, plant and equipment	(1,302)	(777)	(348)	(2,740)	(1,145)
Proceeds from disposal of investments	126	—	415	126	415
Proceeds from disposals of property, plant and equipment	1	1	—	4	—

Cash provided by (used in) investing activities	(1,181)	(874)	6	(2,728)	(789)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(194)	216	40	43	40
Loans
Related parties
Additions	—	3	15	7	21
Repayments	(17)	(9)	(2)	(43)	(9)
Issuances of long-term debt
Related parties	—	11	—	15	—
Others	22	114	43	371	935
Repayments of long-term debt
Related parties		—	(3)	—	(3)
Others	(156)	(432)	(222)	(744)	(893)
Interest attributed to stockholders	—	(500)	—	(500)	(269)

Cash used in financing activities	(345)	(597)	(129)	(851)	(178)

Increase (decrease) in cash and cash equivalents	262	(45)	984	66	1,437
Effect of exchange rate changes on cash and cash equivalents	17	(121)	(104)	(80)	(109)
Initial cash in new consolidated subsidiary	—	—	—	—	26
Cash and cash equivalents, beginning of period	956	1,122	1,059	1,249	585

Cash and cash equivalents, end of period	1,235	956	1,939	1,235	1,939

Cash paid during the period for:
Interest on short-term debt	(1)	—	—	(1)	(2)
Interest on long-term debt	(71)	(35)	(82)	(188)	(213)
Income tax	(202)	(171)	—	(452)	—
Non-cash transactions
Interest capitalized	(10)	(9)	(11)	(34)	(22)
Income tax paid with credits	(16)	(53)	—	(74)	—
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine month periods ended
	Three-month periods ended			September 30
	September	June	September
	30, 2005	30, 2005	30, 2004	2005	2004
Preferred class A stock (including three special shares)
Beginning of the period	2,150	1,176	1,176	1,176	1,055
Transfer from appropriated retained earnings	—	974	—	974	121

End of the period	2,150	2,150	1,176	2,150	1,176

Common stock
Beginning of the period	3,806	2,121	2,121	2,121	1,902
Transfer from appropriated retained earnings	—	1,685	—	1,685	219

End of the period	3,806	3,806	2,121	3,806	2,121

Treasury stock

End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(2,859)	(3,891)	(4,757)	(3,869)	(4,449)
Change in the period	590	1,032	461	1,600	153

End of the period	(2,269)	(2,859)	(4,296)	(2,269)	(4,296)

Unrealized gain on available-for-sale securities
Beginning of the period	115	116	61	95	74
Change in the period	49	(1)	21	69	8

End of the period	164	115	82	164	82

Total other cumulative comprehensive loss	(2,105)	(2,744)	(4,214)	(2,105)	(4,214)

Appropriated retained earnings
Beginning of the period	1,829	4,126	2,501	4,143	3,035
Transfer (to) from retained earnings	107	362	218	452	24
Transfer to capital stock	—	(2,659)	—	(2,659)	(340)

End of the period	1,936	1,829	2,719	1,936	2,719

Retained earnings
Beginning of the period	4,798	4,030	3,667	3,315	2,857
Net income	1,317	1,630	943	3,645	1,852
Interest attributed to stockholders
Preferred class A stock	—	(180)	(45)	(180)	(151)
Common stock	—	(320)	(79)	(320)	(266)
Appropriation (to) from reserves	(107)	(362)	(218)	(452)	(24)

End of the period	6,008	4,798	4,268	6,008	4,268

Total stockholders’ equity	12,205	10,249	6,480	12,205	6,480

Comprehensive income is comprised as follows:
Net income	1,317	1,630	943	3,645	1,852
Cumulative translation adjustments	590	1,032	461	1,600	153
Unrealized gain on available-for-sale securities	49	(1)	21	69	8

Total comprehensive income	1,956	2,661	1,425	5,314	2,013

Shares
Preferred class A stock (including three special shares)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429
Treasury stock (1)
Beginning of the period	(14,157,313)	(14,157,325)	(14,158,059)	(14,157,461)	(14,158,059)
Sales		12	582	148	582

End of the period	(14,157,313)	(14,157,313)	(14,157,477)	(14,157,313)	(14,157,477)

	1,151,519,855	1,151,519,855	1,151,519,691	1,151,519,855	1,151,519,691

Interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	0.43	0.43	0.11	0.43	0.36
Common stock	0.43	0.43	0.11	0.43	0.36

(1)	As of September 30, 2005, 14,145,510 common shares and 11,803 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.
See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)
1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, organized under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally, variable interest entities in which we are the primary beneficiary (FASB Interpretation FIN No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004 and for the nine-month periods ended September 30, 2005 and 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three and nine month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

In management’s opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at September 30, 2005, June 30, 2005 and December 31, 2004 were R$2.2222: US$1.00, R$2.3504: US$1.00 and R$2.6544: US$1.00, respectively.

4	Recently-issued accounting pronouncements

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion nº 18 upon a loss of significant influence” which sets reporting on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. We will apply this statement in the event it occurs in fiscal periods beginning after July 2005.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligation to perform an asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” an amendment of APB No. 29. We have already adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new

Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

5	Disposal of investment

In July 2005, we sold our equity investee, Quebec Cartier Mining Company (QCM) to Dofasco Inc. (Dofasco) for US$ 126. The accounting value of the investment had previously been completely written-off and therefore all proceeds were recorded as gain.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our condensed consolidated financial information is reconciled to the statutory rates as follows:

	Three-month			Nine months periods
	periods ended			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004	2005	2004
Income before income taxes, equity results and minority interests	1,514	2,051	1,122	4,295	2,033

Federal income tax and social contribution expense at statutory enacted rates	(515)	(697)	(381)	(1,460)	(691)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	50	131	50	235	149
Exempt foreign income (expenses)	143	82	143	271	178
Difference on tax basis of equity investees	(9)	(17)	(75)	(30)	(105)
Tax incentives	54	59	32	135	44
Valuation allowance reversal (provision)	—	—	19	—	71
Other non-taxable gains (losses)	3	5	(12)	25	1

Federal income tax and social contribution expense in consolidated statements of income	(274)	(437)	(224)	(824)	(353)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina and aluminum in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2010 and 2013, respectively, while the partial exemption incentives relative to aluminum expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September	December
	30, 2005	31, 2004
Finished products
Iron ore and pellets	316	205
Manganese and ferroalloys	94	156
Aluminum	28	54
Alumina	3	20
Kaolin	21	17
Others	39	11
Spare parts and maintenance supplies	632	386

	1,133	849

8	Investments in affiliated companies and joint ventures

	September 30, 2005				Investments		Equity Adjustments					Dividends received					Quoted
	Participation in						Three-month periods ended			Nine month periods		Three-month periods ended			Nine month periods		market value
	capital (%)		Net	Net income for	September	December	September	June 30,	September	ended September 30		September	June 30,	September	ended September 30		September
	voting	total	equity	the period	30, 2005	31, 2004	30, 2005	2005	30, 2004	2005	2004	30, 2005	2005	30, 2004	2005	2004	30, 2005
Ferrous
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (2)	51.11	51.00	93	50	48	30	13	11	3	26	10	—	—	—	—	—	n/a
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	68	47	35	26	8	14	2	24	6	16	3	—	20	—	n/a
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	74	40	37	13	3	14	4	20	6	—	—	—	—	—	n/a
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	63	37	32	18	5	13	1	19	5	10	—	—	10	—	n/a
Gulf Industrial Investment Company — GIIC	50.00	50.00	127	98	63	45	14	23	4	49	10	20	11	—	31	7	n/a
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	632	344	364	261	82	56	35	172	80	75	35	19	130	68	n/a
Minas da Serra Geral S.A. — MSG	50.00	50.00	44	(4)	22	18	2	(4)	—	(2)	(2)	—	—	—	—	—	n/a
Others	—	—	—	—	28	24	—	1	1	(1)	—	—	—	—	—	—	n/a

					629	435	127	128	50	307	115	121	49	19	191	75	n/a

Logistics
MRS Logística S.A	37.23	29.35	323	118	97	78	17	12	8	39	22	—	5	—	5	—	n/a
Others	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	n/a

					97	79	17	12	8	39	22	—	5	—	5	—	n/a

Holdings

Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	2,197	1,178	252	140	36	57	18	135	52	29	34	—	63	13	545
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	—	9	—	87	—	—	—	—	—	n/a
California Steel Industries Inc. — CSI	50.00	50.00	307	31	154	149	(1)	5	23	15	37	8	—	—	28	2	n/a
SIDERAR (cost $15) - available for sale investments	4.85	4.85	—	—	179	110	—	—	—	—	—	—	—	—	—	—	179

					585	399	35	62	50	150	176	37	34	—	91	15	724

Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	404	122	162	171	17	17	16	49	41	—	30	—	58	41	n/a
Valesul Alumínio S.A. - VALESUL	54.51	54.51	117	4	64	55	(2)	1	4	2	11	—	8	—	8	9	n/a

					226	226	15	18	20	51	52	—	38	—	66	50	n/a

Coal
Henan Longyu Resources Co. Ltd(4)	—	—	—	—	86	—	—	—	—	—	—	—	—	—	—	—	n/a
Shandong Yankuang International Company Ltd(4)	—	—	—	—	11	10	—	—	—	—	—	—	—	—	—	—	n/a

					97	10	—	—	—	—	—	—	—	—	—	—	n/a

Other affiliates and joint ventures	—	—	—	—	10	10	—	—	(1)	—	(2)	—	—	—	—	—	n/a

					918	645	50	80	69	201	226	37	72	—	157	65	724

Total					1,644	1,159	194	220	127	547	363	158	126	19	353	140	724

(1)	During 2004 we sold our interest in CST;

(2)	We held a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority under shareholders agreements;

(3)	Investment includes goodwill of US$45 in periods presented;

(4)	Preoperating investiments.

9	Pension costs

				Nine month periods
	Three month periods ended			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004 (*)	2005	2004 (*)
Service cost — benefits earned during the period	1	1	1	2	2
Interest cost on projected benefit obligation	63	60	47	179	141
Expected return on assets	(80)	(75)	(53)	(224)	(159)
Amortization of initial transitory obligation	3	2	2	8	6
Net deferral	(3)	(4)	(6)	(11)	(18)

Net periodic pension cost	(16)	(16)	(9)	(46)	(28)

(*)	Based on 2004 annual periodic pension cost.
In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$257 and US$215, at September 30, 2005 and December 31, 2004, respectively, plus US$30 and US$34, respectively, in current liabilities — others.

The cost recognized for the three-month ended September 30, 2005, June 30, 2005, and September 30, 2004 relative to the defined contribution element of the New Plan was US$2, in each period.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2004, that we expected to contribute US$16 to our defined benefit pension plan in 2005. As of September 30, 2005, we had contributed US$15. We do not expect any material change in our previous estimate.

10	Commitments and contingencies

(a)	At September 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$6, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	5	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	6

We expect no losses to arise as a result of the above guarantees. We charge a commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	263	145	221	109
Civil claims	237	101	185	72
Tax — related actions	879	440	473	341
Others	26	4	35	9

	1,405	690	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) health and safety premium claims and (iii) various other matters, often in connection with disputes over indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain income tax, revenue taxes, Value Added Tax and of the tax on checking account transaction — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that losses are probable for which we have made provisions.

Our judicial deposits are made as required by the courts to enable us to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

Contingencies settled in the three-month periods ended September 30, 2005, June 30, 2005 and September 30, 2004 aggregated US$86, US$56 and US$14, respectively, and additional provisions aggregated US$96, US$44 and US$39, respectively.

In addition to the contingencies for which we have made provisions, we have possible losses in connection with tax contingencies totaling US$725 at September 30, 2005, for which, no provision is maintained.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of September 30, 2005, the remaining contributions towards exploration and development activities totaled US$34. In the event that either of us wishes to conduct further exploration and development after having spent such US$205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On September 27, 2005 we declared a distribution on these “debentures” in the amount of US$2, paid as from October 3, 2005.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended			Nine month periods
	(unaudited)			ended September 30
	September	June 30,	September
	30, 2005	2005	30, 2004	2005	2004
Environmental liabilities beginning of period	159	137	82	134	81
Accretion expense	—	10	3	14	9
Liabilities settled in the current period	(2)	(4)	—	(6)	—
Cumulative translation adjustment	9	16	6	24	1

Environmental liabilities end of period	166	159	91	166	91

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin, copper and research of others minerals, mainly nickel.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.
Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other business.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Unaudited)

As of and for the three-month periods ended
September 30, 2005								June 30, 2005							September 30, 2004
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,387	166	17	432	—	(1,398)	2,604	3,539	206	17	422	—	(1,476)	2,708	2,041	150	24	419	—	(968)	1,666
Gross revenues — Domestic	586	70	353	87	—	(90)	1,006	679	42	318	81	—	(107)	1,013	376	55	234	53	—	(97)	621
Cost and expenses	(2,572)	(219)	(256)	(408)	(67)	1,488	(2,034)	(2,580)	(203)	(210)	(392)	(12)	1,583	(1,814)	(1,711)	(172)	(158)	(320)	—	1,065	(1,296)
Depreciation, depletion and amortization	(130)	(14)	(9)	(18)	—	—	(171)	(97)	(17)	(10)	(12)	—	—	(136)	(72)	(12)	(9)	(9)	—	—	(102)
Pension plan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	—	—	—	—	—	(3)

Operating income (loss)	1,271	3	105	93	(67)	—	1,405	1,541	28	115	99	(12)	—	1,771	631	21	91	143	—	—	886

Financial income	159	—	7	2	7	(139)	36	78	—	11	3	1	(66)	27	39	—	5	6	1	(40)	11
Financial expenses	(268)	1	(14)	(75)	1	139	(216)	(159)	(4)	(4)	50	—	66	(51)	(150)	—	(4)	(52)	—	40	(166)
Foreign exchange and monetary gains (losses), net	126	1	(9)	46	(1)	—	163	201	3	(7)	107	—	—	304	22	3	6	46	—	—	77
Gain on sale of investments	—	—	—	—	126	—	126	—	—	—	—	—	—	—	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	127	—	17	15	35	—	194	128	—	12	18	62	—	220	50	—	8	20	49	—	127
Income taxes	(248)	2	(5)	(22)	(1)	—	(274)	(390)	(1)	(5)	(40)	(1)	—	(437)	(197)	—	(3)	(23)	(1)	—	(224)
Minority interests	(104)	—	(1)	(12)	—	—	(117)	(105)	—	—	(99)	—	—	(204)	(39)	(2)	—	(41)	—	—	(82)

Net income	1,063	7	100	47	100	—	1,317	1,294	26	122	138	50	—	1,630	356	22	103	99	363	—	943

Sales classified by geographic destination:
Export market
America, except United States	413	—	10	66	—	(286)	203	334	—	11	81	—	(144)	282	198	—	13	29	—	(102)	138
United States	56	3	—	43	—	(17)	85	166	—	—	42	—	(89)	119	132	—	9	64	—	(87)	118
Europe	1,303	82	7	205	—	(582)	1,015	1,518	125	6	185	—	(685)	1,149	871	80	2	205	—	(459)	699
Middle East/Africa/Oceania	155	20	—	9	—	24	208	277	34	—	—	—	(75)	236	132	63	—	—	—	(48)	147
Japan	345	20	—	97	—	(120)	342	353	6	—	98	—	(133)	324	164	2	—	81	—	(47)	200
China	858	17	—	12	—	(319)	568	641	10	—	—	—	(220)	431	401	—	—	40	—	(164)	277
Asia, other than Japan and China	257	24	—	—	—	(98)	183	250	31	—	16	—	(130)	167	143	5	—	—	—	(61)	87

	3,387	166	17	432	—	(1,398)	2,604	3,539	206	17	422	—	(1,476)	2,708	2,041	150	24	419	—	(968)	1,666
Domestic market	586	70	353	87	—	(90)	1,006	679	42	318	81	—	(107)	1,013	376	55	234	53	—	(97)	621

	3,973	236	370	519	—	(1,488)	3,610	4,218	248	335	503	—	(1,583)	3,721	2,417	205	258	472	—	(1,065)	2,287

Assets:

Property, plant and equipment, net	8,857	1,595	947	1,862	114	—	13,375	7,511	1,478	827	1,572	126	—	11,514	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	953	35	79	202	33	—	1,302	525	46	52	153	1	—	777	131	40	114	63	—	—	348
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	629	—	97	226	692	—	1,644	597	—	75	207	629	—	1,508	387	—	70	219	377	—	1,053

Capital employed	7,441	1,167	989	1,117	16	—	10,730	6,468	1,001	827	1,079	22	—	9,397	4,557	913	565	819	31	—	6,885

Operating income by product — after eliminations (unaudited)

																				As of and for the three-month periods ended
	September 30, 2005									June 30, 2005									September 30, 2004
	Revenues			Value				Depreciation,		Revenues			Value				Depreciation,		Revenues			Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	1,649	416	2,065	(66)	1,999	(693)	1,306	(120)	1,186	1,694	472	2,166	(81)	2,085	(668)	1,417	(87)	1,330	880	213	1,093	(34)	1,059	(463)	596	(67)	529
Pellets	438	91	529	(22)	507	(347)	160	(7)	153	462	107	569	(27)	542	(333)	209	(4)	205	229	64	293	(12)	281	(239)	42	(2)	40
Manganese	14	6	20	(2)	18	(25)	(7)	(1)	(8)	14	5	19	(1)	18	(14)	4	—	4	16	4	20	(2)	18	(17)	1	—	1
Ferroalloys	61	31	92	(9)	83	(87)	(4)	(5)	(9)	98	56	154	(14)	140	(96)	44	(5)	39	113	60	173	(15)	158	(43)	115	(3)	112

	2,162	544	2,706	(99)	2,607	(1,152)	1,455	(133)	1,322	2,268	640	2,908	(123)	2,785	(1,111)	1,674	(96)	1,578	1,238	341	1,579	(63)	1,516	(762)	754	(72)	682
Non ferrous
Potash	—	47	47	(4)	43	(32)	11	(1)	10	—	31	31	(2)	29	(15)	14	(2)	12	—	35	35	(5)	30	(16)	14	(1)	13
Kaolin	36	6	42	(2)	40	(56)	(16)	(3)	(19)	38	7	45	(1)	44	(38)	6	(6)	—	36	5	41	(1)	40	(23)	17	(4)	13
Copper	75	17	92	(1)	91	(59)	32	(9)	23	89	4	93	(1)	92	(44)	48	(9)	39	56	14	70	(3)	67	(40)	27	(7)	20

	111	70	181	(7)	174	(147)	27	(13)	14	127	42	169	(4)	165	(97)	68	(17)	51	92	54	146	(9)	137	(79)	58	(12)	46
Aluminum
Alumina	116	30	146	(4)	142	(130)	12	(7)	5	94	16	110	(11)	99	(95)	4	(6)	(2)	127	3	130	(4)	126	(102)	24	(5)	19
Aluminum	191	11	202	(2)	200	(105)	95	(11)	84	194	10	204	(1)	203	(93)	110	(6)	104	172	8	180	(1)	179	(54)	125	(4)	121
Bauxite	10	—	10	—	10	(10)	—	—	—	13	—	13	—	13	(12)	1	—	1	17	—	17	—	17	(14)	3	—	3

	317	41	358	(6)	352	(245)	107	(18)	89	301	26	327	(12)	315	(200)	115	(12)	103	316	11	327	(5)	322	(170)	152	(9)	143
Logistics
Railroads	—	267	267	(38)	229	(161)	68	(5)	63	—	232	232	(37)	195	(124)	71	(9)	62	—	164	164	(27)	137	(88)	49	(9)	40
Ports	—	67	67	(6)	61	(32)	29	(2)	27	—	60	60	(10)	50	(33)	17	—	17	—	43	43	(8)	35	(20)	15	(1)	14
Ships	14	11	25	(3)	22	(26)	(4)	—	(4)	12	12	24	(2)	22	(19)	3	(2)	1	16	9	25	(2)	23	(25)	(2)	1	(1)

	14	345	359	(47)	312	(219)	93	(7)	86	12	304	316	(49)	267	(176)	91	(11)	80	16	216	232	(37)	195	(133)	62	(9)	53
Others	—	6	6	(6)	—	(106)	(106)	—	(106)	—	1	1	3	4	(45)	(41)	—	(41)	4	(1)	3	—	3	(41)	(38)	—	(38)

	2,604	1,006	3,610	(165)	3,445	(1,869)	1,576	(171)	1,405	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	1,666	621	2,287	(114)	2,173	(1,185)	988	(102)	886

Results by segment — before eliminations (Unaudited)

											Nine month periods ended September 30,
	2005							2004
		Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	8,985	525	54	1,299	—	(3,875)	6,988	5,478	265	65	1,180	—	(2,626)	4,362
Gross revenues — Domestic	1,651	161	899	261	—	(301)	2,671	1,027	118	637	159	—	(252)	1,689
Cost and expenses	(6,944)	(584)	(624)	(1,197)	(79)	4,176	(5,252)	(4,674)	(314)	(428)	(932)	—	2,878	(3,470)
Depreciation, depletion and amortization	(324)	(44)	(28)	(40)	—	—	(436)	(207)	(24)	(24)	(25)	—	—	(280)

Operating (loss) income	3,368	58	301	323	(79)	—	3,971	1,624	45	250	382	—	—	2,301
Financial income	306	1	26	7	8	(256)	92	146	—	11	9	2	(127)	41
Financial expenses	(556)	(4)	(21)	(35)	1	256	(359)	(405)	(3)	(13)	(119)	—	127	(413)
Foreign exchange and monetary gains (losses), net	322	7	(16)	153	(1)	—	465	(212)	1	—	(2)	3	—	(210)
Gain on sale of investments	—	—	—	—	126	—	126	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	307	—	39	51	150	—	547	115	—	22	52	174	—	363
Income taxes	(705)	(1)	(15)	(101)	(2)	—	(824)	(338)	(4)	(6)	(1)	(4)	—	(353)
Minority interests	(233)	—	(1)	(139)	—	—	(373)	(84)	(2)	—	(105)	—	—	(191)

Net income	2,809	61	313	259	203	—	3,645	846	37	264	216	489	—	1,852

Sales classified by geographic destination:
Export market
America, except United States	963	—	32	253	—	(575)	673	528	—	46	140	—	(303)	411
United States	348	3	3	163	—	(215)	302	360	—	9	109	—	(223)	255
Europe	3,645	257	19	522	—	(1,626)	2,817	2,387	170	10	566	—	(1,206)	1,927
Middle East/Africa/Oceania	556	92	—	15	—	(102)	561	308	64	—	—	—	(93)	279
Japan	890	32	—	292	—	(332)	882	501	14	—	266	—	(213)	568
China	1,898	55	—	38	—	(713)	1,278	939	9	—	99	—	(396)	651
Asia, other than Japan and China	685	86	—	16	—	(312)	475	455	8	—	—	—	(192)	271

	8,985	525	54	1,299	—	(3,875)	6,988	5,478	265	65	1,180	—	(2,626)	4,362
Domestic market	1,651	161	899	261	—	(301)	2,671	1,027	118	637	159	—	(252)	1,689

	10,636	686	953	1,560	—	(4,176)	9,659	6,505	383	702	1,339	—	(2,878)	6,051

Assets:

Property, plant and equipment, net	8,857	1,595	947	1,862	114	—	13,375	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	1,959	110	173	464	34	—	2,740	453	173	399	120	—	—	1,145
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	629	—	97	226	692	—	1,644	387	—	70	219	377	—	1,053

Capital employed	7,441	1,167	989	1,117	16	—	10,730	4,557	913	565	819	31	—	6,885

Operating income by product — after eliminations (unaudited)

															Nine month periods ended September 30,
									2005									2004
	Revenues										Revenues
				Value				Depreciation,					Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	4,208	1,113	5,321	(177)	5,144	(1,890)	3,254	(291)	2,963	2,264	598	2,862	(95)	2,767	(1,242)	1,525	(192)	1,333
Pellets	1,167	272	1,439	(60)	1,379	(917)	462	(14)	448	663	184	847	(31)	816	(618)	198	(5)	193
Manganese	44	15	59	(5)	54	(48)	6	(1)	5	30	10	40	(5)	35	(31)	4	—	4
Ferroalloys	261	138	399	(37)	362	(265)	97	(13)	84	307	141	448	(36)	412	(201)	211	(10)	201

	5,680	1,538	7,218	(279)	6,939	(3,120)	3,819	(319)	3,500	3,264	933	4,197	(167)	4,030	(2,092)	1,938	(207)	1,731

Non ferrous
Potash	—	108	108	(9)	99	(61)	38	(5)	33	—	89	89	(14)	75	(38)	37	(4)	33
Kaolin	108	18	126	(5)	121	(114)	7	(19)	(12)	104	15	119	(4)	115	(66)	49	(11)	38
Copper	225	35	260	(5)	255	(143)	112	(26)	86	80	14	94	(3)	91	(44)	47	(9)	38

	333	161	494	(19)	475	(318)	157	(50)	107	184	118	302	(21)	281	(148)	133	(24)	109

Aluminum
Alumina	324	68	392	(23)	369	(323)	46	(19)	27	308	9	317	(13)	304	(258)	46	(14)	32
Aluminum	576	30	606	(4)	602	(288)	314	(21)	293	519	20	539	(2)	537	(175)	362	(11)	351
Bauxite	33	—	33	—	33	(31)	2	—	2	40	—	40	—	40	(35)	5	—	5

	933	98	1,031	(27)	1,004	(642)	362	(40)	322	867	29	896	(15)	881	(468)	413	(25)	388
Logistics
Railroads	—	658	658	(102)	556	(376)	180	(22)	158	—	450	450	(71)	379	(235)	144	(21)	123
Ports	—	173	173	(25)	148	(91)	57	(3)	54	—	126	126	(21)	105	(64)	41	(3)	38
Ships	41	35	76	(7)	69	(70)	(1)	(2)	(3)	37	30	67	(5)	62	(77)	(15)	—	(15)

	41	866	907	(134)	773	(537)	236	(27)	209	37	606	643	(97)	546	(376)	170	(24)	146
Others	1	8	9	(6)	3	(170)	(167)	—	(167)	10	3	13	(2)	11	(84)	(73)	—	(73)

	6,988	2,671	9,659	(465)	9,194	(4,787)	4,407	(436)	3,971	4,362	1,689	6,051	(302)	5,749	(3,168)	2,581	(280)	2,301

12      Derivative financial instruments
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative instruments. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.
We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at july 1, 2005	(9)	2	(30)	(22)	(54)	(113)
Financial settlement	—	(1)	3	7	7	16
Unrealized gains (losses) in the period	2	—	(8)	(13)	(47)	(66)
Effect of exchange rate changes	—	—	(2)	(2)	(5)	(9)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	(172)

Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at July 1, 2004	(25)	(30)	1	(30)	(37)	(121)
Financial settlement	—	3	—	—	—	3
Unrealized gains (losses) in the period	(5)	(1)	—	(5)	(25)	(36)
Effect of exchange rate changes	(2)	(3)	—	(2)	(3)	(10)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	8	(1)	7	23	26	63
Unrealized gains (losses) in the period	4	(2)	(2)	8	16	24
Effect of exchange rate changes	(2)	—	(5)	(6)	(14)	(27)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	(172)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	17	(2)	—	—	16
Unrealized gains (losses) in the period	(1)	(2)	(2)	(19)	(44)	(68)
Effect of exchange rate changes	—	—	—	—	(1)	(1)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) in the period are included in our statement of income under the caption of financial expenses and foreign exchange on liabilities.

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	October 2007
Currencies	December 2011
Gold	December 2008
Alumina	December 2008
Aluminum	December 2008
13 Subsequent events
(a)	On October 26, 2005, we issued notes of US$ 300 due 2034, bearing interest of 7.65% per year in the same form as the US$ 500, 8.25% guaranteed notes issued on January 15, 2004.
(b)	On October 14, 2005, we approved the payment of the second installment of the 2005 minimum dividend to stockholders of US$ 500 as well as an additional dividend of US$ 300. The total payment of US$ 800, equivalent to US$ 0.69 per outstanding share was paid on October 31, 2005. The value correspondig to US$ 0.30 per common or preferred share outstanding was paid in the form of interest attributed to stockholders and the remaining US$ 0.39 per share in from of dividends.
* * *

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 15, 2005
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer